SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2003	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

Commerce Court Toronto, Ontario Canada M5L 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: May 21, 2003	By: /s/ Robert E. Waite Name: Robert E. Waite Title: Senior Vice-President

By: /s/ Gregory W. Tsang Name: Gregory W. Tsang Title: Vice-President

Table of Contents

In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended April 30, 2003, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), the Bank voluntarily furnished the following, copies of which are attached as exhibits to this Form 6-K:

(a)	the conclusions of the Chief Executive Officer and Chief Financial Officer about the effectiveness of the Bank’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Report;

(b)	whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of the Bank’s most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses;

(c)	certificates of the type contemplated by Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934; and

(d)	certificates of the type contemplated by Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT INDEX

1.	Controls and Procedures

2.	Certificates - Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934

3.	Certificates - Section 906 of Sarbanes-Oxley Act of 2002

EXHIBIT 1 - Controls and Procedures

Disclosure controls and procedures

Based on their evaluation, as of a date (the “Evaluation Date”) within 90 days prior to the filing date of the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended April 30, 2003, as filed under cover of a Form 6-K with the Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of the Bank have concluded that the Bank’s disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934) are effective.

Internal controls

There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date, including any corrective actions with regard to significant deficiencies and material weaknesses.

EXHIBIT 2 - Certificates - Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934

I, John S. Hunkin certify that:

1.	I have reviewed the quarterly report on Form 6-K of Canadian Imperial Bank of Commerce for the period ended April 30, 2003, as filed with the Securities and Exchange Commission on the date hereof;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

(c)	presented in this Form 6-K our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this Form 6-K whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 21, 2003	/s/	John S. Hunkin John S. Hunkin Chairman and Chief Executive Officer

I, Tom D. Woods, certify that:

1.	I have reviewed the quarterly report on Form 6-K of Canadian Imperial Bank of Commerce for the period ended April 30, 2003, as filed with the Securities and Exchange Commission on the date hereof;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

(c)	presented in this Form 6-K our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this Form 6-K whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 21, 2003	/s/	Tom D. Woods Tom D. Woods Senior Executive Vice President and Chief Financial Officer

EXHIBIT 3 - Certificates - Section 906 of Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended April 30, 2003, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), I, JOHN S. HUNKIN, Chairman and Chief Executive Officer of the Bank, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

/s/ John S. Hunkin John S. Hunkin Chairman and Chief Executive Officer

Date: May 21, 2003

In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended April 30, 2003, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), I, TOM D. WOODS, Senior Executive Vice President and Chief Financial Officer of the Bank, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

/s/ Tom D. Woods Tom D. Woods Senior Executive Vice President and Chief Financial Officer

Date: May 21, 2003